Exhibit 99.1
LJ INTERNATIONALNasdaq/GM: JADE Management Presentation

Forward Looking Statements This presentation contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects,” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the year of 2010, 2011 and 2012 including total revenues and earnings per fully diluted share. Thefore going is not an exclusive list of all forward-looking statements we make. Any forward-looking statement made by us in this present at except as may be requiredbylaw.

Our Business LJ International is a leading global provider of jewelry, both mass-market (wholesale) and “affordable luxury”(retail), including gemstones, diamonds and traditional silver and gold a vertically integrated “mine-to-consumer”business operator of ENZO, the largest foreign retail jewelry brandin China, with 138 stores currently open and 200 expected by the end of 2011

Investment Highlights Significant Barriers to Entry:Vertical integration provides sustainable competitive advantage. Unique Product Offering: Colored gemstone products differentiate the company from local and international competitors. Extensive Retail Network: Largest foreign retail jewelry brand in China with plans to significantly expand its footprint. Balanced Business Mix: Wholesale business provides stable cash flow that can be invested in LJ International’s growing retail business. Experienced Management: Proven execution capabilities with over 20 years of industry experience.

I. Company Overview

Our History and Milestones Company FoundedGemstone Factory &Gold Factory Manufacturing in PRC Shanton-45,000 sq ft factory completed Began Client Relationship 200 Retail Stores Total Stores Across China:

II. Retail Business

Extensive Retail Sales Network The largest foreign retail jewelry brand in China Coverage of 38 cities across 22 provinces 138 ENZO branded stores as of February 28, 2011 44 in Tier 1 54 in Tier 2 40 in Tier 3 Plan to expand to 200 ENZO branded stores by end of 2011: Tier 1: Largest and most developed cities, with less potential for future growth.Tier 2: Cities that have populations of approximately 5 million (20+ provincial capitals).Tier 3: County or prefecture capitals with populations around 1 million.

Our Balanced Product Offerings Colored Gemstones Diamonds Gold 43% of total revenues in 2010; gemstone market penetration expected to increase. Leading global provider of colored gemstones and China’s first colored gemstone-focused retailer. Contemporary, colorful designs; largest product offering in colored gemstones among jewelry retailers in China. 43% of total revenue High quality, affordable diamonds. 14% of revenue 24 karat gold

We are the only provider of high-quality, modern and fashionable designs focused on the upwardly-mobile Chinese consumer. Mass Market Affordable Luxury Luxury

In December 2004, LJ International became the first foreign jewelry brand with a retail presence in China. Exclusive ENZO-branded stores. Most existing stores are located in department stores and shopping malls with high traffic volume. Average selling price: diamond ( $1000); gemstone ( $550); gold ( $170) Average floor area: 400-500 square feet Average sales per store: $550K Average store operating net margin: 18% Break-even revenue point: $320K per year

Retail New Store Expansion and ROI AnalysisNew Store Economics & ROI Analysis (US $ ‘000) Average Average Inventory $300 Working Capital $50 Store Build-out $50 Total Investment $400

Same-Store Sales Growth Strong same store sales growth is one of the key drivers for LJ International’s total retail revenue. Same store sales growth is achieved through the continuous optimization of our product offerings and improvement of store management. (a) Includes stores operating more than 15 months continuously.

Retail Revenue Growth Number of StoresRetail Revenue Growth(a) Store growth and revenue growth based on years 2006-2010

III. Wholesale Business

Wholesale Business Overview Originally founded as a wholesale jewelry business Primarily focused on colored gemstone segment In North America, as well as Europe and Asia Customers distribute our products through fine jewelers, national jewelry chains, department stores, TV shopping channels and discount store chains. Volume driven model Vertical integration —“Mine-to-Market”

Wholesale Customer Base Customer Location Length of Relationship United States 22 years United States 20 years Europe 13 years United States 9 years United States 9 years United States 8 years United States 7 years Europe 7 years Europe 7 years Asia 6 years

IV. Business Strategy

Growth Strategy Deepen footprint in Tier 1 cities and expand presence to Tier 2 and Tier 3 cities. Establish strong market presence by opening multiple storefronts within targeted markets/cities. Improve gross margin through sale of higher-margin products, particularly colored gemstones. Target upwardly mobile middle-class consumers. Provide competitively priced, high-quality products to high-volume retail jewelry market. Leverage existing customer relationships to provide additional product offerings. Expand into new distribution channels and geographies.

Branding and Media Strategy “Color me beautiful, color me...” Tradeshows & EventsMarket

Branding and Media Strategy (cont.)“Color me beautiful, color me...”Magazines and Newspapers Online Banner Ads

V. Market Opportunity

Strong China Consumer Spending Potential 2010-2015 GDP projected CAGR 12.2% 2010 GDP estimated 9.7% growth 2010-2015 disposable income projected CAGR 10.5% 2010 disposable income estimated 7% growth Rapid urbanization is resulting in faster growth in consumer spending and an increase in purchasing power

Growing Jewelry Market in China Huge Market Potential: Jewelry is the third largest consumption item in China after automobiles and housing. China’s middle class is growing in size and affluence. Chinese consumers are seeking “affordable luxury” products. Huge Market Potential: Jewelry is the third largest consumption item in China after automobiles and housing. China’s middle class is growing in size and affluence. Chinese consumers are seeking “affordable luxury” products.

VI. Financial Overview

Revenue Overview Retail Revenue Revenue Mix -% Total Wholesale Revenue

Margin Overview Retail -Gross Margins Wholesale -Gross Margins Consolidated Operating Margin Consolidated Net Margin

Income Statement Consolidated Historical Income Statement —2007 to 2010 Consolidated Historical Income Statement —2007 to 2010

Balance Sheet Consolidated Historical Balance Sheet—2007 to 2010 Year ended Dec 31 Sep 30 2007A 2008A 2009A 2010A US$ ‘000 Current Assets Cash and Cash Equivalents 9,112 19,841 17,707 12,766 Trade Receivables 23,194 20,570 21,679 29,212 Inventories 82,012 76,637 81,401 104,585 Other Current Assets 8,442 4,897 4,221 7,428 Total Current Assets 122,760 121,945 125,008 153,991 Properties held for Lease, net 1,292 750 717 424 PP&E, net 8,460 6,863 6,400 7,320 Other Non-current Assets 1,632 1,632 1,632 1,632 Total Fixed Assets 11,384 9,245 8,749 9,376 Total Assets 134,144 131,190 133,757 163,367 Current Liabilities Trade Payables 18,700 17,925 18,545 28,997 Notes Payable 25,583 22,578 19,032 27,928 Other Current Liabilities 15,691 9,384 9,817 10,739 Total Current Liabilities 59,974 49,887 47,394 67,664 Long Term Liabilities 1,335 2,218 2,322 1,836 Total Liabilities 61,309 52,105 49,716 69,500 Shareholders’ Equity 72,668 78,329 83,872 93,690 Total Equity 72,835 79,085 84,041 93,867 Total Liabilities and Equity 134,144 131,190 133,757 163,367

Management Team LJ International’s Experienced Management Team Name Title Years of Experience Relevant Experience Yu Chuan Yih Chairman & Chief Executive Officer 23 Over 20 years of experience in the jewelry industry with hands-on expertise in production engineering and colored gemstone cutting. A Founding Sponsor of the Hong Kong branch of the Gemological Institute of America (“GIA”), a nonprofit educational organization for the jewelry industry. Ringo Ng Chief Financial Officer 13 Audit senior with Moores Rowland C.A., Certified Public Accountants and a certified practicing accountant of the Australian Society of CPAs. Received his Bachelor of Science in civil engineering from the University of London and his Master of Commerce in accounting and commercial administration from the University of New South Wales. Peter Au Senior Vice President 2 Previously the Founder and Managing Director of a Chinese manufacturer and distributor of electronic components. Also spent time as the Asian Region CFO for a worldwide advertising agency. Has extensive experience in strategic development and management, accounting and financing from his time at Ernst & Young. Mr. Au holds a Bachelor’s degree in Commerce from Concordia University and a Higher Diploma of Public Accounting from McGill University. Alfonsa Au Chief Operating Officer 23 A director of Lorenzo Jewelry Ltd. since its incorporation in 1987 and has served as chief operating officer since 2002. Responsible for all aspects of LJ’s vertically integrated operations

VII. Q&A

Company Contact Ringo Ng, Chief Financial Officer LJ International Inc. 1212 Block A, Focal Ind Center 21 Man Lok Street, Hunghom Hong Kong Tel: 852-2170-0018 ringong@ljintl.com www.ljintl.com Jennifer K. Zimmons, Ph.D.Cooper Global Communications LLC410 Park Avenue-Suite 420New York, NY 10022Tel: 212-317-1400jzimmons@cgc-us.com